Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

January 13, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, DC 20549
Attention: Tom Jones

Re:	Alpha and Omega Semiconductor Limited Registration Statement on Form S-3 Filed November 17, 2016, as amended on January 11, 2017 File No. 333-214666

Dear Mr. Jones:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Alpha and Omega Semiconductor Limited (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement on Form S-3, as amended, of the Company so that it will become effective on January 13, 2017 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection therewith, the Company acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

By:	/s/ Yifan Liang
Name:	Yifan Liang
Title:	Chief Financial Officer and Corporate Secretary